

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2018

John F. Rex
Chief Financial Officer
UnitedHealth Group Inc.
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN   55343

      Re: UnitedHealth Group Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed February 13, 2018
           File No. 001-10864

Dear Mr. Rex:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Division of Corporation Finance
                             Office of Healthcare & Insurance